Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264145

ARES STRATEGIC INCOME FUND

SUPPLEMENT NO. 1 DATED JUNE 22, 2023

TO THE PROSPECTUS DATED MAY 25, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated May 25, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated as follows: (i) to revise certain disclosures in the Prospectus; and (ii) to include the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2023 (the “Form 8-K”) (other than portions of the Form 8-K deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 thereof (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein).

UPDATES TO THE PROSPECTUS

The second to last sentence under “Q: What are the offering and servicing costs?”, and the same sentence throughout the Prospectus, is deleted in its entirety and replaced with the following:

In addition, our investment adviser may waive its right to receive monthly reimbursement payments from us in an applicable month, and has agreed to not seek recoupment of investment advisory fees (including the base management fee and any incentive fees) waived pursuant to the Expense Support and Conditional Reimbursement Agreement from the commencement of our operations through July 31, 2023.

The second sentence under “Risk Factors — Risks Related to our Business and Structure — Our distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our Expense Support and Conditional Reimbursement Agreement” is deleted in its entirety and the following is added as the second and third sentence to that paragraph:

Investment advisory fees (including the base management fee and any incentive fees) that have been waived by our investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement since our commencement of operations and through July 31, 2023 will not be subject to recoupment pursuant to the Expense Support and Conditional Reimbursement Agreement. Expenses that were assumed by our investment adviser since the commencement of our operations continue to be subject to recoupment under the terms of the Expense Support and Conditional Reimbursement Agreement.

The following disclosure is added as the last paragraph under “Plan of Distribution — Underwriting Compensation—Shareholder Servicing and/or Distribution Fees — Class S, Class D and Class I Shares”:

Our investment adviser, or its affiliates, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of our Common Shares. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Common Shares held by our common shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

The following disclosure is added following the eighth paragraph under “Share Repurchase Program”:

If during any consecutive four-quarter period (each, an “LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies, revolver or Letter of Credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all "capital available for investing" to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during an LTM Repurchase Period have been fully accepted; provided that the investment adviser is not required to make such recommendations to the Board if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) or (ii) the equivalent percentage (i.e., 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV)) during such LTM Repurchase Period.

For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less Fund expenses, including, without limitation, management fees, amounts that may become due under any borrowing or other financings or similar obligations, amounts needed to meet current or anticipated debt covenants, obligations imposed by law, including the requirement under the Omnibus Guidelines that we not impair our capital or operations, courts, or arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Fund to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board of Trustees would also consider additional ways to improve shareholder liquidity.

If, during any LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided that the investment adviser is not required to defer its incentive fee if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) or (ii) the equivalent percentage (i.e., 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV)) during such LTM Repurchase Period.

The tenth paragraph in “Share Repurchase Program” is deleted in its entirety, and replaced with the following:

If any common shareholder fails to maintain the minimum balance of $500 of our Common Shares, we may repurchase all of the shares held by that common shareholder at the repurchase price in effect on the date we determine that the common shareholder has failed to meet the minimum balance. Minimum account repurchases will apply even if the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are not subject to the Early Repurchase Deduction.

CURRENT REPORT ON FORM 8-K

On June 22, 2023, the Fund filed a Current Report on Form 8-K with the SEC. The Form 8-K (without exhibits) is attached to this Supplement as Appendix A.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 20, 2023

ARES STRATEGIC INCOME FUND

(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY		10167
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01  Other Events.

Portfolio and Business Commentary

As of May 31, 2023, Ares Strategic Income Fund (the "Fund") had investments in 106 portfolio companies with total fair value of approximately $701 million. As of May 31, 2023, based on fair value, the Fund’s portfolio investments consisted of 94% in first lien senior secured loans, 2% in second lien senior secured loans, 2% in collateralized loan obligation debt and 2% in equity investments. Of the debt investments in the Fund’s portfolio, 99% were at floating rates as of May 31, 2023. As of May 31, 2023, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of
May 31, 2023
Industry
Software & Services	21.5%
Capital Goods	15.6%
Consumer Services	13.2%
Insurance Services	9.6%
Health Care Services	8.3%
Financial Services	5.5%
Commercial & Professional Services	4.1%
Media & Entertainment	4.1%
Materials	4.0%
Household & Personal Products	2.8%

Net Asset Value

The net asset value (“NAV”) per share of each class of the Fund as of May 31, 2023, as determined in accordance with the valuation policies and procedures of Ares Capital Management, LLC, the Fund’s investment adviser, was as follows:

NAV as of May 31, 2023
Class I common shares	$26.08
Class S common shares	$26.08
Class D common shares	$26.08

As of May 31, 2023, the Fund’s aggregate NAV was approximately $354 million, the fair value of its portfolio investments was approximately $701 million, and it had approximately $310 million of debt outstanding. The Fund’s debt-to-equity leverage ratio as of May 31, 2023 was 0.88x.

Status of Offering

As of June 20, 2023, pursuant to subscription agreements providing for the commitment to purchase an aggregate of up to $847 million of the Fund’s Class I common shares entered into between the Fund and several investors between November 2022 and ending on January 30, 2023 (the “Private Placement”), the Fund had issued approximately 15,487,988 of its Class I common shares and raised gross proceeds of approximately $395 million. The Private Placement was conducted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) promulgated thereunder. As of June 20, 2023, the Fund had not sold any of its Class S or Class D common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

June 22, 2023

	By:	/s/ JOSHUA M. BLOOMSTEIN
	Name:	Joshua M. Bloomstein
	Title:	General Counsel and Secretary

Please retain this Supplement with your Prospectus.